EXHIBIT 99.1

Skycorp Solar Group Limited Announces Acquisition of Remaining 56% Stake in Nanjing Cesun Power Co., Ltd. and $3.0 Million Private Placement

NINGBO, China, May 01, 2026 (GLOBE NEWSWIRE) -- Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced the signing of a Share Acquisition Agreement (the “Agreement”) on April 30, 2026 to acquire the remaining 56% equity interests in Nanjing Cesun Power Co., Ltd. ("Nanjing Cesun" or the "Target"). Additionally, the Company announced it has entered into definitive Securities Purchase Agreements (the “Agreements”) with three independent institutional investors to raise an aggregate of USD3,000,000 in a private placement (PIPE) transaction.

Acquisition of Nanjing Cesun

Prior to this transaction, Skycorp held a 44% equity interest in Nanjing Cesun through its wholly-owned subsidiary, PN Sunshine Pte. Ltd. Upon closing, Skycorp will effectively hold and consolidate 100% of the Target. Nanjing Cesun is a comprehensive renewable energy company engaged in server equipment sales, inverter production, photovoltaic (PV) power station operation, and energy management systems. This acquisition seamlessly integrates Nanjing Cesun's robust operations and revenues into Skycorp's expanding portfolio.

Under the terms of the Agreement, the aggregate consideration for the 56% equity interest is USD20,194,720. The consideration will be satisfied through the issuance of 7,983,000 newly issued Skycorp ordinary shares, comprised of Class A and Class B shares. The share issuance price was determined to be USD2.5290 per share, based on the arithmetic average of the daily closing prices of the Company's ordinary shares on the Nasdaq Capital Market over a 10-day trading period from April 17 through April 30, 2026. The transaction implies a 100% enterprise valuation of Nanjing Cesun at USD36,062,000, supported by an independent valuation report prepared by an independent third-party valuation firm.

The 56% equity interest is being acquired from two selling parties: Huang Weiqi and EZPower Limited. Mr. Huang directly holds a 20% equity interest in the Target and serves as the Chief Executive Officer and a director of Skycorp. EZPower Limited is a British Virgin Islands (BVI) entity holding the remaining 36% equity interest in the Target. The ultimate beneficial economic interests in EZPower are held by Mr. Huang (40%), He Xiaoer (25%), Zhang Gaokui (25%), and Lin Xiaobo (10%). Because Mr. Huang is the CEO of Skycorp and has a direct and material economic interest in the selling entities, this acquisition constitutes a related-party transaction. Consequently, the transaction was independently reviewed, negotiated, and unanimously approved by audit committee of independent directors to ensure fairness to the Company and its public shareholders.

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To align with long-term shareholder value, the newly issued consideration shares are subject to strict lock-up agreements:

•	The 4,904,000 Class B ordinary shares issued directly or beneficially to Mr. Huang are subject to a 24-month lock-up period commencing from the Closing Date.

•	The 3,079,000 Class A ordinary shares issued to EZPower Limited for the benefit of its other beneficial owners (He Xiaoer, Zhang Gaokui, and Lin Xiaobo) are subject to a 6-month lock-up period.

The transaction is subject to customary closing conditions, including Board authorization, the delivery of duly executed PRC instruments of equity transfer, execution of lock-up consents by all beneficial owners, and the prompt commencement of a comprehensive full audit of Nanjing Cesun to be completed within 90 days following the closing.

$3.0 Million Private Placement (PIPE)

Pursuant to the Agreements dated May 1, 2026, Skycorp will issue a total of 1,694,000 Class A Ordinary Shares. The purchase price is set at USD1.7703 per share. This price represents a 30% discount to the arithmetic average of the Company’s official daily closing prices on the Nasdaq Capital Market over the 10-consecutive-trading-day period from April 17, 2026, through April 30, 2026, which was calculated to be USD2.5290 per share.

The USD3,000,000 private placement is being subscribed to by three unaffiliated institutional investors:

•	Hoping Group Limited (British Virgin Islands) subscribed for 593,000 Class A Ordinary Shares for an amount of USD1,050,000.

•	Matrix Sea Limited (Cayman Islands) subscribed for 592,000 Class A Ordinary Shares for an amount of USD1,048,500.

•	Hoping AI Machine Pte Ltd (Singapore) subscribed for 509,000 Class A Ordinary Shares for an amount of USD901,500.

None of the investors are affiliates of the Company, and no executive or controlling person of the investors currently serves as a director or officer of Skycorp. To ensure market stability, all newly issued Class A Ordinary Shares under this transaction are subject to a six-month lock-up period commencing on May 1, 2026. During this period, the investors may not sell, transfer, pledge, or hedge the shares without the Company's prior written consent.

The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital, business development, and potential strategic transactions.

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Management Commentary

"The complete acquisition of Nanjing Cesun represents a pivotal milestone in Skycorp's strategic expansion," stated Mr. Huang Weiqi, Chief Executive Officer of Skycorp. "By consolidating 100% of Nanjing Cesun, we are directly integrating its robust operations, spanning server equipment, inverter production, photovoltaic power stations, and energy management system, into our renewable energy portfolio. This integration not only strengthens our revenue base and operational capabilities but also utilizes a post-transaction structure designed to strategically position the Company to leverage China domestic support policies and government grants."

"Furthermore, the $3.0 million private placement from independent institutional investors underscores market confidence in our growth trajectory. These proceeds provide the working capital and financial agility necessary to accelerate business development and execute future strategic initiatives. Crucially, the stringent lock-up agreements across both the acquisition and the PIPE financing demonstrate a deep, shared commitment among our management, beneficial owners, and new shareholders to drive long-term value creation for our public investors,” Mr. Huang said.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.pnrenewables.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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For more information, please contact:

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: pr@pnrenewables.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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